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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        VoiceStream Wireless Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    928615103
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                                 (CUSIP Number)


                                Kaj-Erik Relander
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01

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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 26, 2000
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             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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         The Filing Persons hereby amend the Schedule 13D originally filed on
March 2, 2000 and amended on May 25, 2000 and August 10, 2000, as set forth in this Amendment No. 3, which relates to the common stock of VoiceStream Wireless Corporation, a Delaware corporation. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D as originally filed.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS INVOLVING SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D as originally filed and amended is hereby further amended by adding thereto the following:

         On August 26, 2000, VoiceStream Wireless Corporation ("VoiceStream") entered into a definitive merger agreement with Powertel, Inc. ("Powertel") providing for the merger of VoiceStream and Powertel (the "VoiceStream-Powertel Agreement"). If the merger is completed, Powertel will become a wholly-owned subsidiary of VoiceStream, and each share of Powertel common stock will be converted into the right to receive a number of shares of VoiceStream common stock determined as follows (the "Conversion Number"):
(i) 0.75 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $113.33 or below; (ii) 0.65 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $130.77 or above; and (iii) if the VoiceStream Average Closing Price is greater than $113.33 and less than $130.77, the quotient determined by dividing $85.00 by the VoiceStream Average Closing Price. Each share of Powertel preferred stock will be converted into the right to receive a number of shares of VoiceStream common stock determined by multiplying (A) the Conversion Number by (B) the sum of
(i) the number of shares of Powertel common stock into which such share of Powertel preferred stock would be converted as of the effective time of the merger plus (ii) with respect to Powertel's Series E Preferred Stock and Series F Preferred Stock, the number of shares of Powertel common stock that represent accrued or declared but unpaid dividends on such shares. The "VoiceStream Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the VoiceStream common stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for ten (10) trading days randomly selected by lot out of the last twenty (20) trading days ending five (5) trading days prior to the closing date of the merger.

         The completion of the merger is subject to regulatory approvals and other customary conditions, including the approval of VoiceStream and Powertel stockholders. Certain VoiceStream stockholders beneficially owning in the aggregate more than 50% of the outstanding VoiceStream common stock (calculated as of the date of the VoiceStream-Powertel Agreement) have entered into agreements with Powertel in which these stockholders have agreed, among other things, to vote their shares in favor of the transactions contemplated by the VoiceStream-Powertel Agreement. Certain Powertel stockholders beneficially owning in the aggregate more than 50% of the outstanding Powertel common stock (calculated as of the date of the VoiceStream-Powertel Agreement) have entered into agreements with VoiceStream in which


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these stockholders have agreed, among other things, to vote their shares in favor of the transactions contemplated by the VoiceStream-Powertel Agreement.

         On July 23, 2000, VoiceStream and Deutsche Telekom AG, an AKTIENGESELLSCHAFT ("DT") entered into a definitive merger agreement providing for the acquisition of VoiceStream by DT (the "DT-VoiceStream Agreement"). If the merger of DT and VoiceStream is consummated, the VoiceStream-Powertel Agreement will terminate automatically. On August 26, 2000, Powertel also entered into a definitive merger agreement with DT, which, if consummated, will result in Powertel becoming a wholly-owned subsidiary of DT (the "DT-Powertel Agreement"). The DT-Powertel Agreement will terminate automatically in the event the DT-VoiceStream Agreement is terminated. It is a closing condition of the VoiceStream-Powertel Agreement that both the DT-VoiceStream Agreement and the DT-Powertel Agreements have terminated in accordance with their respective terms.

         In connection with the VoiceStream-Powertel Agreement, the following persons have entered into agreements (the "Stockholders Agreements") with Powertel and, in some cases, VoiceStream, to vote shares of VoiceStream stock, which in the aggregate represent more than 50% of VoiceStream's currently outstanding shares, in favor of the transactions contemplated by the VoiceStream-Powertel Agreement:

                                 John W. Stanton
                              Theresa E. Gillespie
                                PN Cellular, Inc.
                              Stanton Family Trust
                       Stanton Communications Corporation
                            GS Capital Partners, L.P.
                          The Goldman Sachs Group, Inc.
                          Bridge Street Fund 1992, L.P.
                          Stone Street Fund 1992, L.P.
               Hutchison Telecommunications Holdings (USA) Limited
                 Hutchison Telecommunications PCS (USA) Limited
                               Sonera Corporation
                              Sonera Holding, B.V.
                        Telephone and Data Systems, Inc.

         Pursuant to the Stockholders Agreement entered into by the Filing Persons, in addition to agreeing to vote in favor of the transactions contemplated by the VoiceStream-Powertel Agreement, the Filing Persons have agreed with Powertel not to transfer any VoiceStream stock (or rights to acquire VoiceStream stock) until the later of January 1, 2001 and the VoiceStream stockholders' meeting to approve the transactions contemplated by the VoiceStream-Powertel Agreement, except for transfers to affiliates of the Filing Persons or as otherwise permitted by the Stockholders Agreement, the Voice-Stream Powertel Agreement or the DT-VoiceStream Agreement.

         The Filing Persons have further agreed that beginning on the later of January 1, 2001 and the VoiceStream stockholders' meeting to approve the transactions contemplated by the


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VoiceStream-Powertel Agreement until the first to occur of (1) the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement and (2) the termination of the VoiceStream-Powertel Agreement, if the Filing Persons propose to transfer or exercise or propose to exercise registration rights with respect to more than 25% of their shares of VoiceStream stock, then the Filing Persons shall notify certain principal stockholders of Powertel of such transfer at least three business days in advance and waive any right of the Filing Persons to preclude or delay the filing of a registration statement or a transfer by such Powertel stockholders with respect to their Powertel stock up to the amounts permitted under such Powertel stockholders' Powertel Stockholders Agreements with VoiceStream.

         The Filing Persons have further agreed that for the six-month period following the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement, if the Filing Persons propose to transfer or exercise registration rights with respect to more than such number of shares of VoiceStream stock that the Filing Persons are permitted to transfer under Rule 144 promulgated under the Securities Act of 1933, as amended, then the Filing Persons shall notify certain principal stockholders of Powertel of such transfer at least three business days in advance and, at the Filing Persons' option, either allow each such Powertel stockholder to include a proportionate percentage of its shares of VoiceStream stock in any registration statement required to be filed by the Filing Persons or waive any right of the Filing Persons to preclude or delay the filing of a registration statement or a transfer by such Powertel stockholders with respect to their shares up to the amounts permitted under such Powertel stockholders' Powertel Stockholders Agreements with VoiceStream.

         The Stockholders Agreement further provides that in the event of a termination of the DT-VoiceStream Agreement and the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement, the First Amended and Restated Voting Agreement of VoiceStream (the "First Amended and Restated Voting Agreement") will be amended to provide for the appointment of a designee of the Powertel Board of Directors to the VoiceStream Board of Directors, and to require the Filing Persons to vote their shares of VoiceStream stock in favor of such designee (and any successor thereto) at the first two annual meetings after the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement. The Stockholders Agreement provides that in the event that VoiceStream and the Filing Persons are unable to cause the execution of such amendment to the First Amended and Restated Voting Agreement, they shall enter into a separate voting agreement with certain principal stockholders of Powertel and other stockholders of VoiceStream providing therefor.

         The description of the Merger Agreement contained herein is subject, and qualified in its entirety by reference to, the Merger Agreement which has been filed with the Securities and Exchange Commission by Voicestream Wireless Corporation in its Current Report on Form 8-K filed August 31, 2000. The description of the Stockholders Agreement contained herein is subject to, and qualified in its entirety by reference to, the stockholders agreement entered into by DT and the Filing Persons which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


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                  1.*      Stock Subscription Agreement dated as of September
                           17, 1999 by and among VoiceStream Wireless Holding Corporation and Sonera LTD.

                  2.* Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Stone Street Performance Corp., Hutchison Telecommunications Holdings (USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporation, Allen & Co., Inc., Madison Dearborn Capital Partners, L.P., Avance Capital, Douglas G. Smith, Douglas G. Smith GRAT, Richard L. Fields, James N. Perry, Jr., James J. Ross, as Trustee for Elizabeth G. Ross U/T/A, Dated March 4, 1994, James
                           J. Ross, as Trustee for David G. Ross U/T/A, Dated June 18, 1997, Sonera Corporation and Sonera Holding B.V.

                  3.* The Investor Agreement, dated September 17, 1999, among Sonera LTD., VoiceStream Wireless Corporation and VoiceStream Wireless Holding Corporation.

                  4.* The Registration Rights Agreement, dated February 25, 2000, between VoiceStream Wireless Holding Corporation, Sonera Corporation and Sonera Holding B.V.

                  5.* First Amended and Restated Voting Agreement dated July 23, 2000 (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28,
                           2000).

                  6.*      Stockholders Agreement between DT and the Filing
                           Persons.

                  7. Agreement and Plan of Reorganization dated August 26, 2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on August 31, 2000).

                  8. Stockholders Agreement among Powertel, VoiceStream and the Filing Persons.

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*    Previously filed.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2000             SONERA CORPORATION


                                      By: /s/  Kaj-Erik Relander
                                          ---------------------------



                                      SONERA HOLDING B.V.



                                      By:  /s/  Kaj-Erik Relander
                                          ---------------------------